Filed by Koninklijke Ahold N.V. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Delhaize Group Commission File No.: 333-13302 Date: March 3, 2016

Fourth quarter and full year 2015 results March 3, 2016

Group highlights Ahold reports strong results for Q4 and full year 2015, led by solid store performance and substantial increase in online sales 21.4% increase in Q4 Group sales to €9.8 billion (up 11.8% at constant rates) 4.3% increase in Q4 Group sales excluding gas (at constant rates and adjusted for an additional week) Online sales growth continued to accelerate, with Q4 adjusted net consumer sales up 29.1% (at constant rates) Q4 underlying operating income up 39.4% to €421 million; underlying operating margin at 4.3% Strong Q4 free cash flow of €401 million, resulting in €1,184 million full year free cash flow Proposed dividend of €0.52, up €0.04, compared to last year Announced merger with Delhaize on track to close in mid-2016; EGM to be held on March 14

Group highlights 2015 Strong results driven by solid store performance and substantial increase in online sales Ongoing focus on rollout of U.S. customer value proposition Continued transformation of produce and bakery departments, and price reductions Simplicity savings on target Peapod well positioned for future growth Albert Heijn’s focus on Fresh, innovation and healthy assortment well-received by customers Ah.nl accelerated growth continued Market share increased by 90 bps to 35% Bol.com sales growth* in 2015 over 30% with busiest day in history recorded during Christmas Strengthened commercial and operational performance of supermarkets Encouraging results at larger SPAR stores after implementing Favorite and best-of-both brands Margin slightly dilutive as guided, solid profitability improvement over the year Ahold USA The Netherlands Czech Republic *Net consumer online sales growth adjusted for additional week

Total sales performance (in millions of euro’s)   Quarter 4   Full year   2015 change actual rates change constant rates   2015 change actual rates change constant rates Sales 9,786 21.4% 11.8% 38,203 16.6% 4.3% Sales growth adjusted for 53rd week 11.9% 3.1% 14.2% 2.3% Sales growth excl gas adjusted for 53rd week 13.0% 4.3% 15.6% 3.8%

Operating performance (in millions of euro’s) Strong Q4 sales resulting from the additional week, solid holiday season and continued online growth Gross margin improvement in the quarter from lower gas prices, favorable commodity prices and sourcing savings, partly offset by lower pharmacy reimbursements Underlying margin in Q4 benefited from the 53rd week and insurance benefit   Quarter 4   Full year   2015 change actual rates change constant rates   2015 change actual rates change constant rates Sales 9,786 21.4% 11.8% 38,203 16.6% 4.3% Gross profit margin 27.2% 0.7 0.6 27.1% 0.6 0.3 Underlying operating income 421 39.4% 28.7% 1,461 15.3% 3.6% Underlying operating margin 4.3% 0.6 0.6 3.8% (0.1) (0.1)

* Subject to shareholder approval ** Based on adjusted income from continuing operations   Full year   2015 2014 change actual rates Underlying operating income 1,461 1,267 15.3% Restructuring and related charges (106) (65) Other (37) 48 Operating income 1,318 1,250 5.4% Net financial expenses (265) (235) (12.8%) Income taxes (224) (248) 9.7% Share in income (loss) of joint ventures 20 24 (16.7%) Income from continuing operations 849 791 7.3% Basic EPS from continuing operations €1.04 €0.90 15.6% Dividend per share €0.52* €0.48 8.3% Dividend payout %** 49% 51% Income from continuing operations (in millions of euro’s)

Q4 sales development – Ahold USA (in millions of US dollars) Adjusted sales increase driven by: Continued investment in customer proposition Successful rebranding of 25 A&P stores Market consolidation impact Customer price perception improving further Lower gas sales due to falling oil prices Consolidation New York Metro market 10.7%

Q4 sales development – The Netherlands (in millions of euro's) Strong holiday season at Albert Heijn Innovation, focus on Fresh and healthier choices resonated with customers and drove sales growth Record high online sales, with over 30% growth for bol.com and ah.nl 50% growth in bol.com sales during Christmas week 15.0%

Q4 sales development – Czech Republic (in millions of euro's, at constant rates) Identical sales impacted by inclusion of former SPAR stores Increased customer perception scores Net sales impacted by divestment of stores following antitrust ruling 4.2%

Underlying operating income by segment (in millions of euro’s) Balanced investments in customer proposition and Simplicity savings in the U.S. Lower margins in the Netherlands from additional pension costs and online investments Margin in Czech Republic stabilizing towards pre-acquisition levels Quarter 4 Full year 2015 change actual rates change constant rates 2015 change actual rates change constant rates Ahold USA Underlying operating margin 259 4.3% 43.9% 0.5 25.2% 0.5 940 4.0% 27.4% 0.2 6.4% 0.2 The Netherlands Underlying operating margin 153 4.7% 13.3% (0.1) 13.3% (0.1) 578 4.6% 0.7% (0.3) 0.7% (0.3) Czech Republic Underlying operating margin 16 3.5% 220.0% 2.3 246.5% 2.4 27 1.5% 42.1% 0.3 42.3% 0.3

Simplicity cost and efficiency improvement program All our businesses have successful cost and efficiency improvement programs underway Delivered over €400 million in 2015: Commercial improvements Operational efficiencies Overhead reduction Invested in: Lower prices Absorbing COGS inflation Mitigating OPEX cost pressure The total four-year plan (2012-2015) delivered over €1.2 billion Ongoing initiatives expected to deliver an additional €350 million in 2016 Functional split 2015 (in %) Regional split 2015 (in %)

Free cash flow and uses of cash (in millions of euro’s) Strong free cash flow Balanced approach to capital allocation Operating cash flow* 2,139 Cash capex (804) Disposals 51 Other (202) Free cash flow 1,184 Acquisitions / divestments (150) Dividend (396) Share buyback (161) Other cash changes (404) Change in cash and cash equivalents** 73 * Operating cash flow from continuing operations ** Before impact of exchange rates

Capital structure (in billions of euro’s) Increase in cash, reduction of net debt Lease adjusted leverage decreased Cash balances* up €0.5 billion to €2.4 billion €161 million share buyback completed in 2015. Program stopped after merger announcement Deleverage of net lease-adjusted debt / EBITDAR at 1.7 times Capital return of €1 billion and reverse stock split announced; immediately prior to merger completion – expected mid-2016 (0.9) 1.3 Cash and short-term investments Gross debt Net debt * Includes cash and short-term investments

Outlook 2016 Underlying operating margins expected to trend in line with full year 2015, excluding the potential impact from the proposed merger with Delhaize Ongoing customer proposition investments to be funded through Simplicity cost saving and efficiency program, that is expected to deliver €350 million in 2016. This target is incremental to synergy targets related to the proposed merger. Online businesses well on track to meet 2017 target of €2.5 billion net consumer sales Additional logistical investments planned in the Netherlands, resulting in increased cash capex for 2016 of around €1 billion

Produce departments > 470 stores, completed by Q3 2016 Bakery departments > 200 stores, completed by end-2016 Price and quality investments funded by Simplicity savings Further customer perception improvements in all divisions after price reductions in October Journey to be continued… Transformed strategic position in New York Metro market, supported by strong store execution Smooth conversion of 25 stores with favorable sales results. FY sales expected at $700 million First 12 months slightly dilutive on underlying margin One-off costs $18 million in Q4, of which $9 million in underlying Ahold USA Own-brand penetration 38% of sales versus 2016 target of 40% Over 1,200 new products launched, focus on own-brand, organic and healthy convenience Double digit sales growth of Nature’s Promise, with 75 new products bringing the total to over 800 products Proposition improvements continue with good results Own-brand sales developing towards target Transformation of strategic position in NYM market

Growing share by 90 bps during the year to 35% Successful implementation of modular concepts in larger stores with focus on Fresh Offering 1,500 organic products Roll-out of mobile self scanning and first 100% self scan store Lifting food experience and inspiration to a next level Innovative Christmas assortment with high quality products Albert Heijn WhatsApp Rescue Team during Christmas Eve Albert Heijn Christmas festival, inspiring 40,000 visitors The Netherlands Attractive customer campaigns Personalized offers through “MyBonus”, rewarding our best customers Creative marketing communication through e.g. pop-up store and Albert Heijn Christmas festival Healthy check-outs at 100 stores Launch of new AH organic brand Strong recovery and market share growth during the year Touching customers’ hearts and minds Delivering a warm Christmas experience

Building better brand position of Albert Positive sales development following implementation of Favorite concept in all supermarkets and larger former SPAR stores Customer perception improvement reflected in improved sales performance Compelling Christmas offer in all stores resulted in solid holiday season results Czech Republic Albert wins prestigious Czech National Award for Quality for the third time Named in top three Best Employers in Czech Republic Community program “Fairs with Albert” engaged our customers and helped over 60 children’s homes Good supermarket performance continues, larger former SPAR store results gradually improving

Maximize potential through online growth strategy Net consumer sales growth 2015 to €1.8 billion, up 33.3% versus last year (23.1% at constant rates and adjusted for the additional week) Online growth ambition: 20-25% CAGR Continue to invest in our leading online brands: Bol.com further developed as a retail partner platform Web store improvements New assortment Marketing and Media services Further expansion into Belgium Omni-channel is at the heart of our strategy and online is becoming an increasingly important aspect of our business Bol.com Fullfllment center (start bouw 2016) - Bol.com - moet groei komen uit Plaza sales en new categories (deze week de kleding aangekondigd) en België - Peapod - increasing further capacity in New Jersey Facility - NY city area is big market

Further assortment expansion Extremely successful holiday performance The growth story continues this quarter Sales growth of over 50% during Christmas week 11 articles per second sold at the busiest time; a record of 350,000 articles in one day On time shipments >99.8%, during holidays Game- & software downloads for game lovers Furniture shop now offering design products bol.com Adjusted net consumer sales growth over 35% More than 120 million visits Consumer sales in Belgium up 67% Named best web shop in Belgium for the second time in a row

Over 54 million visits in 2015 During the Christmas week, a record of 1.6 million visitors Over 53,000 people looked up the most favorite Christmas recipe in December Over 15,000 people watched the instructions video of the most popular Christmas dessert Ah.nl Offering online grocery, inspiration and shopping support Reached nearly 2.5 million transactions during 2015 Over 86% home delivery reach in the Netherlands Growth driven by significant increase of unique customer base The #1 online grocer in the Netherlands Allerhande.nl favorite recipe website in the Netherlands Highly focused on customer, innovation and assortment Track & Trace; informing customers upfront of delivery time During Christmas: score of 98.7% on timely delivery, with dedicated customer service team, customer satisfaction score of 9.0 Successful omni-channel Christmas proposition; reservation service for meat and game, and special Christmas Meal Box

Assortment enhancements that meet customer demands New store accessible to 100% of customers Robust identical sales growth in expansion markets Launched own-brand meal kits to select geographies – online accounting for 72% of total meal kit sales Organic assortment increased by 16% Organic product sales growth of 30% in Q4 Peapod Our stores now accessible to 100% of customers, driving very strong mobile sales Enhanced filter and sort tools for easier access to dietary and nutritional information Designed according to “WCAG 2 Americans with Disabilities Act” standards, providing full accessibility to everyone NYC new customer and sales growth increased 45% in Q4 Giant Carlisle division sales and new customer growth of 35% in Q4 Continued output increase from our Jersey City facility Ongoing cost improvements at New Jersey facility

Responsible retailing Proud to announce we have met >80% of our targets, vision for 2020 published today Target/commitment Status Increase the sale of healthy products to at least 25% of total food sales by 2015 across the group Report on customers’ perception of Ahold’s business as leading healthy retailers Target/commitment Status Measure and report on the numbers of stores participating in at least one community well-being event Measure and report on our donations Measure and report on our donations Measure and report on the number of children educated as part of our healthy living programs Target/commitment Status Report on our progress on associate engagement Report on our progress on associate participation in healthy living programs Report on our progress on rolling out sustainability programs Target/commitment Status Ensure that 80% of our own-brand food suppliers are certified against GFSI-recognized standards by 2012 Ensure that 100% of our own-brand suppliers in high-risk countries are audited on social compliance by 2012 Source 100% of the six critical commodities for own-brand products in accordance with industry certification standards by 2015 Report on the number of products reviewed against our 4R packaging guidelines Target/commitment Status Reduce per CO2 per square meter of sales area by 20% in our operations by 2015 against our 2008 baseline Report on the percentage of food waste compared to total food sales Reduce the amount of disposable bags at the checkout in the U.S. by one billion bags by 2015 Eliminate landfill as a disposal method by 2020 Ensure that all businesses have implemented a communication policy to encourage customers to reduce, re-use and recycle by 2013 Ambition: Make healthy living choises easy Ambition: Provide a better place to work, and support our associates in living healthier lives Ambition: Source our products – including their packaging – with respect for people, animals and the enviroment Ambition: Reduce our environmental footprint Ambition: Contribute to the well-being of our communities

Excited about the upcoming merger Integration teams fully up to speed, getting ready for day one Final decision BCA expected second half of March ’16; FTC procedure in progress Synergy capturing program progressing well; target of €500 million run-rate in 3 years after completion still viewed as realistic and achievable Organization design completed and position assignments ongoing at mid-management levels EGM’s planned on March 14 in Amsterdam and Brussels; important milestones in the merger process Merger completion expected mid-2016

Wrap up Great progress during the year, with strong operating and financial results In the U.S., the journey to improve the customer proposition is bearing fruit; great job by the NYM team to step up our strategic position in that market and strong growth in the natural and organic categories In the Netherlands, improvements at Albert Heijn are very well-received by customers, with many exciting new propositions offered and additionally, continued strong online growth at bol.com and ah.nl In the Czech Republic, results are improving after implementation of the right initiatives, excited to see performance improve further Our focus remains on continuously improving the business, in addition to preparing for the exciting announced merger with Delhaize EGM scheduled March 14, 2016 in Amsterdam. Merger completion expected mid-2016

Legal notices No offer or solicitation   This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful. Important additional information will be filed with the SEC   In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus was mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about February 5, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Legal notices Forward-looking statements   This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance, unforeseen tax liabilities and other factors discussed in Ahold’s public filings and other disclosures.   Furthermore, this communication contains Ahold forward-looking statements as to dividend, the Simplicity cost and efficiency improvement program, underlying operating margins, ongoing customer proposition investments, online businesses, additional logistical investments in The Netherlands, online growth strategy including but not limited to omni-channel activities and Aholds responsible retailing goals for 2020.   The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ahold does not assume any obligation to update any public information or forward-looking statements in this communication to reflect subsequent events or circumstances, except as may be required by applicable laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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